EXHIBIT 99.1
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                              SINOVAC BIOTECH LTD.
                              --------------------
    HAS INITIATED NEW HUMAN INFLUENZA VACCINE R&D PROJECT AND IS EXPECTED TO
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             COMPLETE PRE-CLINICAL RESEARCH BY THE END OF THIS YEAR
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BEIJING,  March 23, 2004 - Sinovac Biotech Ltd. ("Sinovac") (NASD OTC-BB: SNVBF,
Frankfurt: SVQ) is pleased to announce that it has initiated the Inactivated New Human Influenza (H5N1) Vaccine Research and Development Project. Based on the protocol, it is expected to finish pre-clinical research by the end of this year.

A professional workshop was held by the Chinese "Bird-Human Infection Prevention and Control Team" in Beijing on Feb. 11, 2004. Mr. Xiaoping DONG and Mr. Dexin Li from China CDC and Dr. Weidong Yin, President of Sinovac Biotech Ltd., presented the "New Human Influenza Vaccine Research and Development Protocol". After this, the Control Team decided to immediately initiate the New Human Influenza Vaccine R&D project.

The Science and Technology Team of the National Headquarters for Highly Infectious Avian Flu officially issued the project document. This document lists the New Human Influenza Vaccine R&D project in the first group of projects for Highly Infectious Avian Flu Prevention and Control Programs and assigns the task to China CDC, Sinovac, China National Biotech Corporation, and NICPBP. Moreover, Sinovac and the National Institute for Viral Disease Control and Prevention of China CDC jointly developed the first-ever Inactivated SARS vaccine.

According to the New Human Influenza Vaccine R & D Protocol, scientists will take the virus strain from avian flu (H5N1) patients in Hong Kong and Vietnam. The vaccine is produced through the steps of manual cultivation, propagation, inactivation, purification, and splitting of virus strain (H5N1). This set of processes mainly include: studies on virus strain breeding; infectious titer; antigenicity; immunogenicity; establishment and testing on primary seed lot; master seed lot; working seed lot of viral seed; passage stability study; vaccine bulk production technology study; preparation prescription method study; testing method study; antigenicity; immunogenicity; animal protection study; animal-safety evaluation; final product stability study; and scaled-production method study. It is expected that this pre-clinical research will be finished by the end of this year.

According to Dr. Weidong Yin, President of Sinovac, "Our domestic scientists are experienced in Split Flu vaccine R&D. Beyond this, in the past year we have successfully developed the first ever Inactivated SARS Vaccine in the world. We have a reliable platform with excellent scientific research capability, significant experience, a P3 Lab, a modern vaccine production base for the New Human Influenza Vaccine R&D, support from the Chinese Government, and we are able to integrate all kinds of resources - making it possible to accomplish the scientific research within the shortest time."

Dr. Yin added, "it is easy to do H5N1 virus strain breeding, but biosafety is the biggest problem during the time of virus strain culturing, propagation, and inactivation. Current epidemiology shows that H5N1 is highly infectious and pathogenic for birds, but not that serious for humans. However, whenever H5N1 virus combines with human flu virus and two of them recombine to be a new flu virus, then it is possible for the virus to be highly infectious and pathogenic to humans." This kind of pandemic caused by recombination of human-bird flu virus has historically happened three times. It caused worldwide disaster each time.

Moreover, according to Mr. Yin, in order to prevent "Newly developed Reassortant strain of highly pathogenic New Human Influenza" - caused by reassorting of human and bird flu virus together - Sinovac decided to develop inactivated vaccine with reassortant bird flu virus strain for humans by using gene reassorting techniques. The Reassortant virus strain has been prepared by the scientists in the flu network laboratory of World Health Organization (WHO). It is expected to be assigned to SINOVAC at the end of March this year.

A special report on China's efforts against bird flu is available from China's Xin Hua news agency at
http://news.xinhuanet.com/english/2004-02/02/content_1294593.htm .
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About Sinovac Biotech Ltd.
--------------------------

Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS."

For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.Sinovac.com .
                                       ---------------

Contact: Graham Taylor at (888) 888 8312 or (604) 684-5990.




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